                                                                       EXHIBIT 4

            [AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION LOGO]


To Our Shareholders:

     I am pleased to inform you that, on March 27, 1998, Ameriwood Industries International Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Agreement") with Horizon Acquisition, Inc. ("Purchaser"), a wholly-owned subsidiary of Dorel Industries Inc. ("Parent"), pursuant to which Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the Company's outstanding shares of common stock, including the associated common share purchase rights (the "Shares"), at a price of $9.625 per Share, net to the seller in cash, without interest. Under the Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining Shares of the Company's common stock will be converted into the right to receive the same cash consideration per Share as is paid to shareholders in the Offer.

     The Board of Directors of the Company has unanimously approved the Agreement, the Offer and the Merger, and has determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company and its shareholders. The Board unanimously recommends that all shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     In arriving at its determination and recommendation, the Board gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion, dated March 27, 1998, of ABN AMRO Incorporated, the Company's financial advisor, that, as of such date, the $9.625 per Share cash consideration to be received by the holders of the Shares in the Offer and the Merger is fair to such holders, from a financial point of view.

     Additional information with respect to the Board's decision and its actions is contained in the enclosed Schedule 14D-9. In addition, enclosed is the Offer to Purchase dated April 3, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully.

     I appreciate very much the opportunity I have had to serve as the Chairman of the Board of Directors of the Company. I hope you are as pleased as I am that your investment in the Company has led to the opportunity afforded by the Offer.

                                          Sincerely,

                                          /s/ NEIL L. DIVER

                                          Neil L. Diver
                                          Chairman of the Board
                                          Ameriwood Industries
                                            International Corporation

 168 Louis Campau Promenade, Suite 400 Grand Rapids, MI 49503 616 - 336 - 9400
                             FAX: 616 - 336 - 9401